October 5, 2018

Mr. Frank Pigott, Esq.

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

Washington, D.C. 20549

Re: ABCO Energy, Inc.

Response to Preliminary Information Statement on Schedule 14C Filed August 31, 2018

File No. 000-55235

Dear Mr. Pigott:

Response to Comments on the Preliminary Information Statement on Schedule 14C

General

1. Please identify the stockholders that have provided written consent and describe the stockholders’ respective relationships to ABCO Energy, Inc. in materially complete detail. In addition, please describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(1).

Response

(a)     Stockholders providing written consent are the following and their relationship is described in the detail below:

Charles O’Dowd, President, Director and shareholder. Owns and votes 12,000,000 preferred shares.

Mr. O’Dowd has been serving as President and Secretary since July 11, 2011. He was also an officer and Director of the Company since its founding. He works full time on the Company staff and receives an annual salary paid bi-weekly.

Wayne Marx, Secretary and Director. Owns and votes 2,000,000 preferred shares.

Mr. Marx has been serving as an independent outside Director since July 11, 2011. He was also an officer and Director of the Company since its founding. He does not spend any time on the Company staff and does not receive a salary. He is kept informed by the staff and votes on all of the Board resolutions.

Absaroka Communications Corporation. Consultant owns and votes 8,000,000 preferred shares.

Absaroka is owned by the marital community and Family Trust of David and Mary Jane Shorey. David and Mary Jane Shorey were the founders of ABCO Energy. Mr. Shorey was an officer and Director of Registrant from July 11, 2011 until May 21, 2012, when he resigned. He was founder of the Company together with Messers O’Dowd and Marx. Mr. Shorey served in a consulting role since his resignation. Mrs. Shorey does not offer advisory services and does not spend time in the office although she occasionally helps out with social functions. She does not receive any compensation. Mr. Shorey is an expert in the solar industry and provides significant advisory services to the entire staff of ABCO Energy both in business matters and solar sales and installation. Mr. Shorey bills the Company a fee based upon the hours of service he provides each month. Neither individual receives a salary or serves as an officer or Director of the Company.

Cereus Consulting, LLC. Consultant owns and votes 8,000,000 preferred shares.

Cereus Consulting is owned by the marital community and Family Trust of David and Mary Jane Shorey. David and Mary Jane Shorey were the founders of ABCO Energy. Mr. Shorey was an officer and Director of Registrant from July 11, 2011 until May 21, 2012 when he resigned. He was founder of the Company together with Messers O’Dowd and Marx. Mr. Shorey has served in a consulting role since his resignation. Mrs. Shorey does not offer advisory services and does not spend time in the office although she occasionally helps out with social functions. She does not receive any compensation. Mr. Shorey is an expert in the solar industry and provides significant advisory services to the entire staff of ABCO Energy both in business matters and solar sales and installation. Mr. Shorey bills the company a fee based upon the hours of service he provides each month. Neither individual receives a salary or serves as an officer or Director of the Company.

(b)     Messers O’Dowd and Marx met with the principals of the other two (2) stockholders via conference calls to discuss the necessity for a reverse stock split and the requirement to have shareholder approval of the reverse split in order to avoid the automatic reduction in the authorized number of shares of common stock in the same ratio as the reverse split effects the number of outstanding shares. Without shareholder approval, a new Amendment to the Articles of Incorporation approved by shareholders would be required to increase to authorize number of common shares. This situation arose in December 2016 when shareholder approval was not sought in connection with a 1 to 10 reverse split which became effective on January 13, 2017. In that case, the authorized number of shares was reduced in same 1 to 10 reverse split ratio. Shareholders at a Special Meeting held June 22, 2017, approved the increase in authorized shares from 50,000,000 shares to One Billion shares.

(c)     As indicated above in (b), neither Registrant nor anyone else requested that Consenting Shareholders issue or sign their respective Consents. The definition of a “solicitation” in Rule 14a-1 (1) is not met here because no “request” was ever made to these Consenting Shareholders to issue their Consent. These three (3) persons met via conference calls to decide to do what was necessary to effectuate a reverse stock split. As a prior officer and director, David Shorey is really a director emeritus who along with Messers O’Dowd and Marx are the real Consenting Shareholders who have the knowledge and experience to approve the matters described in the 14C Statement.

Further, Sections 14a – 2(a)(1) and (2) would also exempt the application of the Proxy Rules (Rule 14a-3 thru Rule 14a-15) to this instance because:

1.     Assuming a solicitation here, it was done by a person with respect to securities in his or its name;

2.     No compensation or remuneration other than reimbursement for reasonable expenses will be paid here; and

3.     No more than impartial instructions were given in connection with where the Consents should be forwarded.

Also, here Rule 14a-2(a)(2) also exempts such application of the Proxy Rules where, as here, a solicitation was being done by a person in respect of securities of what he is the beneficial owner.

Lastly, from a practical stand point, the Consenting Shareholders have each been Officers and/or Directors since 2011 or, in the case of David Shorey; he was a founder, former officer and director who then became a consultant to Registrant for several years after he resigned. Any information received pursuant to the Proxy Rules would be information they themselves prepared for the non- consenting minority shareholders. The use of a 14A Proxy Statement here is definitely very counterproductive.

Therefore, based upon all of the foregoing, it is clear that Consenting Shareholders were not involved with a solicitation within the meaning of Exchange Act Rule 14a-1(l):

Please contact Larry Winters at larrywinters63@gmail.com or (310) 429-2001 directly if you have any questions or comments respecting any of the foregoing.

Thank you very much.

Cc: Larry Winters

Very truly yours,

LAW OFFICES OF JOHN F. WOLCOTT

By: ______________________________

John F. Wolcott, Esq.